UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement regarding the return of idle raised proceeds temporarily used to replenish working capital of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on December 23, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: December 28, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT REGARDING THE RETURN OF IDLE RAISED

PROCEEDS TEMPORARILY USED TO REPLENISH WORKING CAPITAL

On 23 March 2021, Huaneng Power International, Inc. (the “Company”) convened the 11th meeting of the 10th session of the board of directors and the 4th meeting of the 10th session of the board of supervisors, respectively, and the “Proposal on using part of the idle proceeds to temporarily replenish working capital” was considered and approved. It was agreed that the Company would use the idle proceeds funds not exceeding RMB989.56 million to temporarily replenish working capital, and the term of such use should not exceed 12 months from the date of review and approval by the Company’s board of directors. For details, please refer to the “Announcement on Resolutions of the 11th Meeting of the 10th Session of the Board of Directors of Huaneng Power International, Inc.” and “Announcement on Resolutions of the 4th Meeting of the 10th Session of the Board of Supervisors of Huaneng Power International, Inc.” published on 24 March 2021, and the “Announcement of Huaneng Power International, Inc. on Using Part of Idle Proceeds to Temporarily Replenish Working Capital.”

As of 22 December 2021, the Company has returned all the raised funds of RMB989.56 million used to temporarily supplement working capital to the special account for the raised funds, and notified the Company’s continuous supervisory agency, CITIC Securities Company Limited.

Consequently, the Company considered and approved the “Proposal regarding the Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital” at the 2021 Second Extraordinary General Meeting convened on 21 December 2021. Upon completion of the fundraising investment projects, the remaining raised proceeds and the interest derived therefrom in a sum not exceeding RMB918,769,100 (the actual amount would be based on the amounts of the special account on the day when the proceeds were transferred out) would all be used to replenish working capital. After the raised proceeds were transferred out of the special accounts for raised proceeds, the Company would cancel such special deposit accounts and perform relevant announcement procedures.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

23 December 2021